FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                            For the month of May 2004

                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                 (Translation of registrant's name into English)

                                  Canon's Court
                               22 Victoria Street
                                 Hamilton HM 12
                                     Bermuda
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

          Attached hereto as Exhibit 1 is a copy of the 2003 Annual Report to Shareholders of Nordic American Tanker Shipping Limited (the "Company"), which includes information regarding "Cash Dividends Declared Per Share", "Weighted Average Shares Outstanding: Basic" and "Weighted Average Shares Outstanding:
Diluted" in the Selected Balance Sheet Data that was unintentionally omitted from the Company's 2003 Annual Report distributed to shareholders.

ADDITIONAL INFORMATION

          BP Plc files annual reports on Form 20-F (File No. 1-6262) and periodic reports on Form 6-K with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

EXHIBIT 1

                             NORDIC AMERICAN TANKER
                                SHIPPING LIMITED

                                             2003 ANNUAL
                                             REPORT TO
                                             SHAREHOLDERS

BUSINESS

General

     Nordic American Tanker Shipping Limited (the "Company") was incorporated on June 12, 1995, under the laws of the Islands of Bermuda ("Bermuda") for the purpose of acquiring, disposing, owning, leasing, and chartering three double hull Suezmax oil tankers (the "Vessels"). The principal executive offices of the Company are located at Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda, telephone number (441) 298-3207.

     Pursuant to an agreement (the "Management Agreement") between the Company and its Manager, Scandic American Shipping Ltd. (the "Manager"), the Manager provides certain management, administrative and advisory services to the Company.

Vessels owned by the Company

     Each Vessel acquired by the Company is a 1997 built, 151,459 dead weight tonne double hull Suezmax oil tanker. The purchase price of each Vessel was approximately $56.9 million (the "Original Contract Price"). The Vessels were delivered between August and December 1997 and have been designed according to the specifications set forth in the shipbuilding contracts between the Builder and the Company (the "Shipbuilding Contracts"). The Vessels were built at Samsung Heavy Industries Co. Ltd. in South Korea (the "Builder").

     Each Vessel is registered in the Isle of Man and flies the British flag.

Chartering Operations Commenced on September 30, 1997

     Each Vessel is chartered to BP Shipping Ltd. (the "Charterer") pursuant to separate "hell and high water" bareboat charters (the "Charters"). The initial term of the Charters is from September 30, 1997 and will end approximately seven years from that date, subject to extension at the option of the Charterer for up to seven successive one-year periods. BP Shipping the charterer of the Company's 3 Suezmax tankers, has not delivered notice of exercise of its options to extend the charters. Accordingly, the existing charters will terminate on October 1, 2004, subject to a redelivery window for the vessels of between September 1, 2004 and November 1, 2004. The Company's dividend policy is to pay dividends to the shareholders in amounts substantially equal to the amounts received by it under the Charters, less expenses. In 2003, a portion of these dividends was considered return of capital for United States federal income tax purposes.

     The daily charterhire rate payable under each Charter is comprised of two components: (i) a fixed minimum rate of charterhire of $13,500 per Vessel per day (the "Base Rate"), paid quarterly in advance, and (ii) additional charterhire (which will be determined and paid quarterly in arrears and may equal zero) which would equal the excess, if any, of a weighted average of the daily time charter rates for two round-trip trade routes traditionally served by Suezmax tankers (Bonny, Nigeria to/from the Louisiana Offshore Oil Port, and Hound Point, U.K. to/from Philadelphia, Pennsylvania (the "Reference Ports")), over the sum of (A) an agreed amount of $8,500 representing daily operating costs and (B) the Base Rate ("Additional Hire"). The amount of Additional Hire, if any, will be determined by the London Tanker Brokers Panel or another panel of ship brokers mutually acceptable to the Charterer and the Company (the "Brokers Panel"). In 2003, the Company received Additional Hire for all four quarters.

     Pursuant to the terms of the Charters, the Charterer's obligation to pay charterhire is absolute, regardless whether there is loss or damage to a Vessel or any other reason. The Charterer is also obligated to indemnify and hold the Company harmless from all liabilities arising from the operation, design and construction of the Vessels prior to and during the term of the Charters, including environmental liabilities, other than liabilities arising out of the gross negligence or willful misconduct of the Company. The obligations of the Charterer are guaranteed by BP p.l.c., the successor company to the merger between Amoco Corp and The British Petroleum Company p.l.c.

     At the annual general meeting of the company on May 30, 2003 it was decided to novate the management agreement from Ugland Nordic Shipping AS to Scandic American Shipping Ltd.

     On October 1, 2003 the Company announced that BP Shipping (BP) did not exercise its option to extend the charters for all three vessels. Under the Company`s Bye-Laws, the Company was obligated to call a special meeting of shareholders no later than April 1, 2004, to consider a proposal to sell the vessels and distribute the net proceeds to shareholders or to assess other alternatives. At the Company's Special Meeting of Shareholders on March 15, 2004, the Company's shareholders decided by vote of approximately 96% of those voting to continue the Company in business. However, as the quorum was not sufficient to amend the Company's bye-laws, the restrictions on the Company's business activities will continue to expire on the termination of the BP charters on October 1, 2004 (subject to possible extensions of up to 30 days at BP's option). Following termination of the restrictions, the Company will be free under its bye-laws to conduct any business permitted by law on an unrestricted basis. The Board of Directors is currently reviewing the Company's business plan. The Board has authorized Management to negotiate an extention of the Den norske Bank loan or its refinancing for an additional three years, expiring in the year 2008.

     On May 10, 2004, the Company announced that it has entered into a bareboat charter with Gulf Navigation Company LLC of Dubai, U.A.E. for one of its vessels as of the expiration of its Charter. The five-year bareboat charter agreement, with two optional one-year extensions, provides for a bareboat charter rate of $17,325 per day for the vessel.

Nature of Trading Market

     The primary trading market for the Shares is the American Stock Exchange (the "AMEX"), on which the Shares are listed under the symbol NAT. The secondary trading market for the Shares is the Oslo Stock Exchange (the "OSE") also with the symbol NAT.

     The high and low bid prices for the Shares by quarter, in 2002 and 2003 are as follows:

                                 AMEX       AMEX          OSE            OSE
                                 Low        High          Low            High
                                ------     ------         ---            ----
For the quarter ended:
     March 31, 2002             $12.95     $15.50     NOK 127.00     NOK 140.00
     June 30, 2002              $13.50     $16.55     NOK 122.00     NOK 140.00
     September 30, 2002         $ 9.86     $14.25     NOK  90.00     NOK 135.00
     December 31, 2002          $10.11     $13.82     NOK  90.00     NOK 100.00
     March 31, 2003             $12.62     $14.65     NOK  70.00     NOK 101.00
     June 30, 2003              $13.00     $16.89     NOK  70.00     NOK 105.00
     September 30, 2003         $13.10     $15.80     NOK  80.00     NOK 110.00
     December 31, 2003          $11.25     $15.45     NOK  67.00     NOK 146.00

     These bid quotations represent interdealer quotations without retail mark-ups, mark-downs or commissions, and do not necessarily represent actual transactions. On December 31, 2003, the closing price of the Shares as quoted on the AMEX was $15.05, and as quoted on the OSE was NOK 103.00. On such date, there were 9,706,606 Shares issued and outstanding.

SELECTED FINANCIAL INFORMATION

     The following historical financial information should be read in conjunction with our audited consolidated financial statements and related notes all of which are included elsewhere in this document and "Operating and Financial Review and Prospects." The statements of operations data for each of the three years ended December 31, 2001, 2002, and 2003 and selected balance sheet data as of December 31, 2002 and 2003 are derived from our audited consolidated financial statements included elsewhere in this document. The statements of operations data for each of the years ended December 31, 1999, 2000 and 2001 and selected balance sheet data as of December 31, 1999, 2000 and 2001 are derived from our audited financial statements not included in this document.

SELECTED BALANCE SHEET DATA
                                                                       December 31,
                                       ---------------------------------------------------------------------------
                                           2003            2002            2001            2000           1999
                                       ---------------------------------------------------------------------------
Assets
Cash and Cash Deposit                       565,924         277,783         630,868       1,922,925      2,507,017
Prepaid Finance Expenses                     14,475          28,955          43,435          57,915         72,395
Prepaid Insurance                            91,667          83,333          70,000          58,333         70,833
Accounts Receivable                       8,142,307       3,276,523         170,180      10,228,286              0
Vessels                                 128,081,925     134,912,965     141,744,005     148,575,045    155,406,085
                                       ---------------------------------------------------------------------------
Total Assets                            136,896,298     138,579,559     142,658,488     160,842,504    158,056,330
                                       ===========================================================================

Accounts Payable                                  0             996               0               0              0
Accrued expenses                          1,150,000               0               0               0              0
Accrued Interest                             38,322               0               0               0              0
Bank Loan                                30,000,000               0               0               0              0
                                       ---------------------------------------------------------------------------
Total Short-term Liabilities             31,188,322             996               0               0              0
                                       ---------------------------------------------------------------------------

Accrued expenses                                  0       2,016,000         778,000               0              0
Accrued Interest                                  0         215,466          38,666          43,500         77,333
Bank Loan                                         0      30,000,000      30,000,000      30,000,000     30,000,000
                                       ---------------------------------------------------------------------------
Total Long-term Liabilities                       0      32,231,466      30,816,666      30,043,500     30,077,333
                                       ---------------------------------------------------------------------------

Shareholders' Equity
Share Capital                                97,066          97,066          97,066          97,066         97,066
Accumulated Other Comprehensive Loss     (1,150,000)     (2,016,000)       (778,000)              0              0
Other Shareholders Equity               106,760,910     108,266,031     112,522,756     130,701,938    127,881,931
                                       ---------------------------------------------------------------------------
Total Shareholders' Equity              105,707,976     106,347,097     111,841,822     130,799,004    127,978,997
                                       ---------------------------------------------------------------------------
Total Liabilities
and Shareholders' Equity                136,896,298     138,579,559     142,658,488     160,842,504    158,056,330
                                       ===========================================================================

SELECTED STATEMENT OF OPERATIONS DATA
                                                               Year Ended December 31,
                                       -----------------------------------------------------------------------
                                           2003           2002           2001           2000           1999
                                       -----------------------------------------------------------------------
Revenue                                 37,370,756     18,057,989     28,359,568     36,577,262     14,782,500
Ship Broker Commissions                   (184,781)      (184,781)      (184,781)      (185,288)      (184,781)
Mgmt. Fee & Admin. Exp                    (366,421)      (340,381)      (281,406)      (290,791)      (314,004)
Directors Insurance                       (101,666)       (86,667)       (72,333)       (82,500)       (97,500)
Depreciation                            (6,831,040)    (6,831,040)    (6,831,040)    (6,831,040)    (6,831,039)
                                       -----------------------------------------------------------------------
Net Operating Income                    29,886,848     10,615,120     20,990,008     29,187,643      7,355,176
                                       -----------------------------------------------------------------------
Net Financial Items                     (1,786,559)    (1,767,852)    (1,604,532)    (1,518,677)    (1,580,498)
                                       -----------------------------------------------------------------------
Net Profit for the Year                 28,100,289      8,847,268     19,385,476     27,668,966      5,774,678
                                       =======================================================================

Basic Earnings Per Share                      2.89           0.91           2.00           2.85           0.59
Diluted Earnings Per Share                    2.89           0.91           2.00           2.85           0.59
Cash Dividends
  Declared Per Share                          3.05           1.35           3.87           2.56           1.35
Weighted Average Shares Outstanding:
  Basic                                  9,706,606      9,706,606      9,706,606      9,706,606      9,706,606
  Diluted                                9,706,606      9,706,606      9,706,606      9,706,606      9,706,606

                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

     The Company owns three modern double hull 151,459 dead weight tonne Suezmax tankers (the "Vessels"), which were delivered in the last half of 1997. The Vessels were built at Samsung Heavy Industries Ltd. in South Korea.

     The contracts with BP Shipping commenced on October 1, 1997 and will terminate on 1 October 2004, subject to a redelivery window for the vessels of between September 1, 2004 and November 1, 2004. During the term of each Charter the Charterer is obligated to pay (i) the Base Rate, which is charterhire at a fixed minimum daily rate of $13,500 per Vessel per day (time charter equivalent of $22,000 per day), payable quarterly in advance and (ii) Additional Hire, to the extent spot charter rates exceed certain levels, payable quarterly in arrears, from January 1998. The amount of Additional Hire for each quarter, if any, will be determined by the Brokers Panel.

Results of Operations

     The Company's revenues from charterhire for 2003 increased 106.9% from 2002 to $37,370,756 or $34,129 per day per vessel (time charter equivalent of $42,628 per day per vessel). Charterhire revenue for 2003 was derived from Base Hire of $14,782,500 ($13,500 per day per Vessel) and Additional Hire of $22,588,256 ($20,629 per day per vessel).

     Market rates which are used to determine additional hire increased significantly in 2003. The strong tanker market was driven by very cold weather at start of the year combined with very high natural gas prices in North America. Strong demand increases in China alongside economic recovery in the United States supported the growth in oil demand throughout the year. Additional hire by quarter, as determined by the Brokers Panel was $22,588,256 for the first through the fourth quarters of 2003 respectively. Charterhire per day per Vessel (time charter equivalent) for each quarter of 2003 was $57,756, $38,291, $23,243 and $51,501 per day per Vessel, respectively.

     Comparatively, Base Hire in 2002 and 2001 was $14,782,500 ($13,500 per day per Vessel) for each year. Additional Hire was $3,275,489 and $13,577,068 in 2001.

     Management, insurance and administrative costs ("MI&A") for 2003, 2002 and 2001 were $652,868, $611,829 and $538,520 respectively. The Company's MI&A for all three years consisted of ship brokers commissions of approximately $185,000 and management fees of $250,000 which are fixed. The increase in costs of $41,039 from 2002 to 2003 is mainly due to higher insurance costs and attorney fees. Depreciation expense approximated $6,831,040 for each of the three years.

Liquidity and Capital Resources

     The Company's cash flows are primarily from charter hire revenue.

     Cash flows provided by operating activities increased in 2003 to $29,893,551 due primarily to the increase in net profit and an increase in accounts receivable due to additional hire awarded in 4th quarter.

     Cash flow used in financing activities increased 126% to $29,605,408 due to the increase in dividends paid during the year.

     There were no cash flows from investing activities during the year.

     Due to the nature of the business, cash flows have been predictable with the exception of additional charter hire to be awarded, if any. However, with the expiration of the Charters with BP, the Company will be exposed to the international tanker charter spot market, which historically has been quite volatile. On May 10, 2004, the Company announced that it has entered into a bareboat charter with Gulf Navigation Company LLC of Dubai, U.A.E. for one of its vessels as of the expiration of its Charter. The five-year bareboat charter agreement, with two optional one-year extensions, provides for a bareboat charter rate of $17,325 per day for the vessel. However, the Company does not expect that both of its remaining vessels will be placed on fixed rate charters following termination of the Charters with BP.

     The Company expects that cash from charter hire will be sufficient to meet operational requirements in 2004. The Company does not have plans for significant capital expenditures or other investments during 2004, and the Company expects to refinance its $30 million loan with Den norske Bank ASA, as set forth below.

Dividend payment

     Total dividend paid out in 2003 was $29,605,410 or $3.05 per Share. The dividend payments per share in 1997, 1998, 1999, 2000, 2001,2002 and 2003 have been as follows:

   Period           1997     1998     1999     2000     2001     2002     2003
------------------------------------------------------------------------------
   1st Quarter               0.40     0.32     0.34     1.41     0.36     0.63
   2nd Quarter               0.41     0.32     0.45     1.19     0.34     1.27
   3rd Quarter               0.32     0.35     0.67     0.72     0.33     0.78
   4th Quarter      0.30     0.30     0.36     1.10     0.55     0.32     0.37
------------------------------------------------------------------------------
   Total USD        0.30     1.43     1.35     2.56     3.87     1.35     3.05
------------------------------------------------------------------------------

     The Company declared a dividend of $1.15 per share for the first quarter of 2004. The dividend of $1.15 was paid to Shareholders in February 2004. In addition, the Company declared a dividend of $1.70 per share for the second quarter of 2004, which is being paid to Shareholders in May 2004.

Long-Term Debt and Repurchase of Common Stock

     In 1998 the Company borrowed $30.0 million from Den norske Bank ASA, Oslo, Norway ("DnB"), to finance the repurchase of 2,107,244 shares through a "Dutch Auction" self-tender offer at a price of $12.50 per Share. The total purchase price of the Shares including the costs associated with the transaction was $27.1 million. On May 12, 1999, the General Shareholders Meeting approved the remaining proceeds being utilized to increase the quarterly dividends. The loan with DnB is due during the fourth quarter of 2004. The Company believes that it will be able to refinance this loan with DnB on similar terms.

     An important objective of the repurchase of Shares was to increase the Company's cash distribution to shareholders while the Vessels are on charter to the Charterer. While the Vessels are on the Charters with BP, the minimum cash distribution per Share (assuming receipt of Base Hire and no increase of expenses) has increased by $0.15, from $1.20 to $1.35 per year, an increase of 12.5%. There is no guarantee that this level can be maintained following termination of the Charters.

     The Company has entered into an interest swap agreement with DnB, as a result of which the Company pays a fixed interest on the Loan of 5.80% per annum. The swap agreement terminates on the final repayment date of the Loan, i.e., the fourth quarter of the year 2004.

Contractual Obligations

     The Company does not have contractual obligations or commercial commitments except long-term debt as described above.

Disclosure and Internal Controls

     As of December 31, 2003, an evaluation was performed under the supervision and with the participation of the Company's Chairman, Chief Executive Officer of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on that evaluation, these officers have concluded that the Company's disclosure controls and procedures were effective as of December 31, 2003. No significant changes in the Company's internal controls or in other factors have occurred that could significantly affect controls subsequent to December 31, 2003.

                   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management of the Company and the Manager

     Pursuant to the Management Agreement, the Manager provides management, administrative and advisory services to the Company with respect to the Vessels.

     At the Annual General Meeting of the Company on May 30, 2003 it was decided to novate the management agreement from Ugland Nordic Shipping AS to Scandic American Shipping Ltd, Bermuda.

     Set forth below are the names and positions of the directors and executive officers of the Company and the Manager. Directors of the Company are elected annually, and each director elected holds office until a successor is elected. Officers of both the Company and the Manager are elected from time to time by vote of the respective board of directors and hold office until a successor is elected.

                                     The Company

     Name                               Age           Position
     ---------------------------------------------------------
     Peter Bubenzer                     49            Secretary
     Hon. Sir David Gibbons             76            Director
     Herbj0rn Hansson                   56            Director and Chairman,
                                                      Chief Executive Officer
                                                      and President
     George C. Lodge                    76            Director
     Andreas Ove Ugland                 49            Director
     Torbj0rn Glads0                    56            Director

                                     The Manager

     Name                              Age            Position
     ---------------------------------------------------------
     Andreas Ove Ugland                 49            Director
     Herbj0rn Hansson                   56            Director; President

     Certain biographical information with respect to each director and executive officer of the Company and the Manager is set forth below.

Herbjorn Hansson has been President and Chief Executive Officer of the Company since July 1995. He is a major shareholder and Deputy Chairman of Scandic American Shipping Ltd. ("Scandic"), the Company's manager. He has been President and Chief Executive Officer of Ugland Nordic Shipping ASA (the "Former Manager"), the Company's previous manager, since September 1993. Mr. Hansson has served as a director of the Company since July 1995 and as a director of the Former Manager, since its organization in June 1989. Mr. Hansson served as the Chairman of the Board of the Former Manager from June 1989 to September 1993. Mr. Hansson has been involved in various aspects of the shipping industry and international finance since the early 1970s, including serving as Chief Economist of Intertanko, the International Association of Tanker Owners and independent operators, from 1975-1980. He was an officer of the Anders Jahre/Kosmos Group from 1980 to 1989, serving as Chief Financial Officer from 1983 to 1988.

Sir David Gibbons has been a director of the Company since September1995. Sir David served as the Prime Minister of Bermuda from August 1977 to January 1982. Sir David has served as Chairman of The Bank of N.T. Butterfield and Son Limited from 1986 to 1997, Chairman of Colonial Insurance Co. Ltd. since 1986 and as Chief Executive Officer of Edmund Gibbons Ltd. since 1954.

George C. Lodge has been a director of the Company since September 1995. Professor Lodge has been a member of the Harvard Business School faculty since 1963. He was named associate professor of business administration at Harvard in 1968 and received tenure in 1972.

Andreas Ove Ugland has been a director of the Company since February 1997. Mr. Ugland has also served as director and Chairman of: Ugland International Holding Plc, a shipping/transport company listed on the London Stock Exchange, Andreas Ugland & Sons AS, Grimstad, Norway, H0egh Ugland Autoliners AS, Oslo and Buld Associates Inc., Bermuda. Mr. Ugland has had his whole career in shipping in the Ugland family owned shipping group. Mr. Ugland is controlling shareholder and Chairman of Scandic.

Torbjorn Gladso has been a director of the Company since October 2003. Mr. Glads0 is a partner in Saga Corporate Finance AS. He has extensive experience within investment banking since 1978. He has been the Chairman of the Board of the Norwegian Register of Securities and Vice Chairman of the Board of Directors of the Oslo Stock Exchange.

                     COMPENSATION OF DIRECTORS AND OFFICERS

     Pursuant to the Management Agreement, the Manager will pay from the Management Fee the annual directors' fees of the Company, currently estimated at an aggregate amount of $80,000 per annum. Accordingly, from the inception of the Company through December 31, 2003, the Directors of the Company have not been paid by the Company any amount for services rendered by them to the Company in any capacity.

                             ADDITIONAL INFORMATION

     The Company will file with the Securities and Exchange Commission an Annual Report on Form 20-F. A copy of such report is available without cost to each shareholder.

     BP p.l.c., the successor company to the merger between Amoco Corp and The British Petroleum Company p.l.c., files annual reports on Form 20-F (File No. 005-42076) and periodic reports on Form 6-K with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

     The Company is incorporated in Bermuda. Under current Bermuda law, the Company is not subject to tax on income or capital gains, and no Bermuda withholding tax will be imposed upon payments of dividends by the Company to its shareholders. No Bermuda tax is imposed on holders with respect to the sale or exchange of Shares. Furthermore, the Company has received from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966, as amended, an assurance that, in the event that Bermuda enacts any legislation imposing any tax computed on profits or income, including any dividend or capital gains withholding tax, or computed on any capital asset, appreciation, or any tax in the nature of an estate, duty or inheritance tax, then the imposition of any such tax shall not be applicable. The assurance further provides that such taxes, and any tax in the nature of estate duty or inheritance tax, shall not be applicable to the Company or any of its operations, nor to the shares, debentures or other obligations of the Company, until March 2016.

MAY 11, 2004

                                        NORDIC AMERICAN TANKER
                                        SHIPPING LIMITED

NORDIC AMERICAN TANKER SHIPPING LIMITED

TABLE OF CONTENTS.
--------------------------------------------------------------------------------

                                                                           Page

INDEPENDENT AUDITORS' REPORT                                               12

FINANCIAL STATEMENTS

Balance Sheets                                                             13

Statements of Operations                                                   14

Statements of Cash Flows                                                   14

Statements of Shareholders' Equity                                         15

Notes to Financial Statements                                              16-19

                                                   Deloitte
                                                   Statsautoriserte Revisorer AS
                                                   Karenslyst alle 20
                                                   Postboks 347 Skoyen
                                                   0213 OSLO

                                                   Telefon: 23 27 90 00
                                                   Telefax: 23 27 90 01
                                                   www.deloitte.no

INDEPENDENT AUDITORS' REPORT
To the Board of Directors and Stockholders of Nordic American Tanker Shipping Ltd
Bermuda

We have audited the accompanying balance sheets of Nordic American Tanker Shipping Ltd. (the "company") as of December 31, 2003 and 2002 and the related statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan an perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used an significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material Respects, the financial position of the Company as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Oslo, Norway, May 11, 2004


Deloitte

BALANCE SHEET AT DECEMBER 31,
(all figures in USD)
ASSETS                                                        2003            2002
                                                          ------------    ------------
Current assets

Cash and cash equivalents                     Note 1           565,924         277,783
Accounts receivables                                         8,142,307       3,276,523
Prepaid finance costs                         Note 6            14,475          28,955
Prepaid insurance                                               91,667          83,333
                                                          ------------    ------------
Total current assets                                         8,814,373       3,666,594
                                                          ------------    ------------

Long term assets

Vessels                                       Note 4       128,081,925     134,912,965
                                                          ------------    ------------
TOTAL ASSETS                                               136,896,298     138,579,559
                                                          ------------    ------------

LIABILITIES AND SHAREHOLDERS EQUITY
Current liabilities                                           2003            2002
                                                          ------------    ------------
Accounts payables                                                   --             996
Accrued interest                              Note 6            38,322         215,466
Derivative contract                           Note 7, 8      1,150,000              --
Current portion of long-term debt             Note 6, 8     30,000,000              --
                                                          ------------    ------------
Total Current liabilities                                   31,188,322         216,462
                                                          ------------    ------------

Long-term liabilities

Derivative contract                           Note 7, 8             --       2,016,000
Long-term debt                                Note 6, 8             --      30,000,000
                                                          ------------    ------------
Total Long-term liabilities                                         --      32,016,000
                                                          ------------    ------------

Shareholders' Equity

Common stock                                  Note 7            97,066          97,066
Additional paid-in capital                    Note 7       144,395,866     144,395,866
Accumulated deficit                           Note 7       (37,634,956)    (36,129,835)
Accumulated other comprehensive loss          Note 7, 8     (1,150,000)     (2,016,000)
                                                          ------------    ------------
Total Shareholders' Equity                                 105,707,976     106,347,097
                                                          ------------    ------------
TOTAL LIABILITIES AND SHAREHOLDERS EQUITY                  136,896,298     138,579,559
                                                          ------------    ------------

        The footnotes are an integral part of these financial statements

STATEMENTS OF OPERATIONS
(all figures in USD)                                     Year Ended December 31,
                                                -----------------------------------------
                                        Notes       2003           2002           2001
                                        -----   -----------    -----------    -----------
Operating Revenue                        1, 3    37,370,756     18,057,989     28,359,568
                                                -----------    -----------    -----------
Ship Broker Commissions                            (184,781)      (184,781)      (184,781)
Administrative Expenses                  2, 5      (468,087)      (427,048)      (353,739)
Depreciation                              4      (6,831,040)    (6,831,040)    (6,831,040)
                                                -----------    -----------    -----------
Net Operating Income                             29,886,848     10,615,120     20,990,008
                                                -----------    -----------    -----------
Interest Income                                      26,462         21,409        189,244
Interest Expense                          6      (1,797,981)    (1,764,424)    (1,769,000)
Other Financial Charges                             (15,040)       (24,837)       (24,776)
                                                -----------    -----------    -----------
Net Financial Items                       6      (1,786,559)    (1,767,852)    (1,604,532)
                                                -----------    -----------    -----------
Net Profit before tax                            28,100,289      8,847,268     19,385,476
                                                -----------    -----------    -----------

Tax Expense                                               0              0              0
                                                -----------    -----------    -----------
Net Profit for the Year                          28,100,289      8,847,268     19,385,476
                                                ===========    ===========    ===========

Basic and Diluted Earnings per Share                   2.89           0.91           2.00
Weighted Average Number of
  Shares Outstanding                              9,706,606      9,706,606      9,706,606

STATEMENT OF CASH FLOWS
All figures in USD
                                                                Year Ended December 31,
                                                       -----------    -----------    -----------
                                                           2003           2002           2001
                                                       -----------    -----------    -----------
Net profit                                              28,100,289      8,847,268     19,385,476
Reconciliation of Net Profit to Net Cash from
Operating Activities
Depreciation                                             6,831,040      6,831,040      6,831,039
Amortization of prepaid finance costs                       14,480         14,480         14,480
Increase (decrease) in receivables and payables         (5,052,258)    (2,941,880)    10,041,605
                                                       -----------    -----------    -----------
Net cash from Operating Activitites                     29,893,551     12,750,908     36,272,600
                                                       -----------    -----------    -----------

Financing Activities
Dividends paid                                         (29,605,410)   (13,103,993)   (37,564,658)
                                                       -----------    -----------    -----------
Net cash from financing activities                     (29,605,410)   (13,103,993)   (37,564,658)
                                                       -----------    -----------    -----------

Net increase (decrease) in cash and cash equivalents       288,141       (353,085)    (1,292,058)
                                                       -----------    -----------    -----------

Beginning Cash and Cash Equivalents                        277,783        630,868      1,922,925
                                                       -----------    -----------    -----------

Ending Cash and Cash Equivalents                           565,924        277,783        630,867
                                                       -----------    -----------    -----------

Cash Paid for Interest                                   1,975,125      1,587,622      1,773,834
                                                       -----------    -----------    -----------

        The footnotes are an integral part of these financial statements

STATEMENTS OF SHAREHOLDERS' EQUITY
(all figures in USD)
                                                                                Accumulated
                                               Additional                          other            Total           Total
                                    Common       paid-in        Retained       comprehensive    Shareholders'   comprehensive
                                     stock       capital        earnings           income          Equity           income
-----------------------------------------------------------------------------------------------------------------------------
Balance at 12.31.00                 97,066     144,395,866     (13,693,928)                      130,799,004
------------------------------------------------------------------------------------------------------------

Net profit                                                      19,385,476                        19,385,476       19,385,476
Cumulative effect of
change in accounting for
derivative instruments                                                              618,094          618,094          618,094

Unrealized loss on
derivative instruments                                                           (1,656,146)      (1,656,146)      (1,656,146)

Adjustment for losses on
derivatives reclassified
to earnings                                                                         260,052          260,052          260,052
                                                                                                                 ------------

Total comprehensive income                                                                                         18,607,476
                                                                                                                 ------------
Dividends paid                                                 (37,564,658)                      (37,564,658)
------------------------------------------------------------------------------------------------------------
Balance at 12.31.01                 97,066     144,395,866     (31,873,110)        (778,000)     111,841,822
------------------------------------------------------------------------------------------------------------
Net profit                                                       8,847,268                         8,847,268        8,847,268

Unrealized loss on
derivative instruments                                                           (2,262,564)      (2,262,564)      (2,262,564)

Adjustment for losses on
derivatives reclassified
to earnings                                                                       1,024,564        1,024,564        1,024,564
                                                                                                                 ------------
Total comprehensive income                                                                                          7,609,268
                                                                                                                 ------------
Dividends paid                                                 (13,103,993)                      (13,103,993)
------------------------------------------------------------------------------------------------------------
Balance at 12.31.02                 97,066     144,395,866     (36,129,835)      (2,016,000)     106,347,097
------------------------------------------------------------------------------------------------------------

Net profit                                                      28,100,289                        28,100,289       28,100,289

Unrealized loss on
derivative instruments                                                             (365,723)        (365,723)        (365,723)

Adjustment for losses on
derivatives reclassified
to earnings                                                                       1,231,723        1,231,723        1,231,723
                                                                                                                 ------------

Total comprehensive income                                                                                         28,966,289
                                                                                                                 ------------

Dividends paid                                                 (29,605,410)                      (29,605,410)
------------------------------------------------------------------------------------------------------------
Balance at 12.31.03                 97,066     144,395,866     (37,634,956)      (1,150,000)     105,707,976
------------------------------------------------------------------------------------------------------------

        The footnotes are an integral part of these financial statements

NORDIC AMERICAN TANKER SHIPPING LIMITED

NOTES TO FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

     Nature of Business and Concentration of Risk: The principal business of Nordic American Tanker Shipping Limited (the "Company") is the charter of three Suezmax tankers to BP Shipping until September 2004, with a further seven one-year options in BP's favour.

     Use of estimates: Preparation of financial statements in accordance with accounting principles generally accepted in the United States of America necessarily includes amounts based on estimates and assumptions made by management. Actual results could differ from those amounts.

     Cash and Cash Equivalents: Cash and cash equivalents consist of deposits with original maturities of three months or less.

     Property and Equipment: Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets. The Company's property consists solely of vessels. The estimated useful life of these vessels is 25 years.

     Impairment of Long-Lived Assets: Long-lived assets are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than the carrying amount of the asset, the asset is deemed impaired. The amount of the impairment is measured as the difference between the carrying value and the fair value of the asset.

     Revenue Recognition: The daily charterhire rate payable under each Charter is comprised of two components: (i) a fixed minimum rate of charterhire of $13,500 per Vessel per day (the "Base Rate"), paid quarterly in advance at the beginning of the quarter, and (ii) additional charterhire (which will be determined and paid quarterly in arrears and may equal zero) which would equal the excess, if any, of a weighted average of the daily time charter rates for two round-trip trade routes traditionally served by Suezmax tankers (Bonny, Nigeria to/from the Louisiana Offshore Oil Port, and Hound Point, U.K. to/from Philadelphia, Pennsylvania (the "Reference Ports")), over the sum of (A) an agreed amount of $8,500 representing daily operating costs and (B) the Base Rate ("Additional Hire"). The amount of Additional Hire, if any, will be determined by the London Tanker Brokers Panel or another panel of ship brokers mutually acceptable to the Charterer and the Company.

     Revenue from vessel charter is recognized on the basis of the number of days in the fiscal period.

     Segment Information: The Company has only one type of vessels - oil tankers on bareboat charters. As a result, management, including the chief operating decision makers, reviews operating results solely by revenue per day and thus the Company has determined that it operates under one reportable segment.

     Derivative instrument and Hedging: The Company accounts for its derivative instruments and hedges according to SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" as amended. This standard, as amended, requires derivative instruments to be recorded in the balance sheet at their fair value. Changes in the fair value are recorded to earnings for each period unless specific hedge criteria are met. Changes in fair value for qualifying cash flow-hedges are recorded in equity and are realized in earnings in conjunction with the gain or loss on the hedged item or transaction.

     Changes in the fair value of qualifying hedges offset corresponding changes in the fair value of the hedged item in the statement of operations.

     Taxes: The company is incorporated in Bermuda. Under current Bermuda law, the Company is not subject to corporate income taxes.

     New Pronouncements: In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that a liability be recorded in the guarantor's balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued. The adoption of FIN 45 did not have a material impact on the Company's financial statement.

     In April 2003 the FASB issued SFAS No. 149, "Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities". SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments by requiring that contracts with comparable characteristics be accounted for similarly. In particular, this statement clarifies the circumstances under which a contract with an initial net investment meets the characteristics of a derivative, clarifies when a derivative contains a financing component, amends the definition of an underlying to conform it to the language used in FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" and amends certain other existing pronouncements. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the Company's financial statements.

     In May 2003 the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. SFAS No. 150 requires that those instruments be classified as liabilities in statements of financial position. The adoption of SFAS No. 150 did not have a material impact on the Company's financial statements."

2.   RELATED PARTY TRANSACTIONS

     The Company has entered into a management agreement with Scandic American Shipping Ltd. (SAS) under which SAS will provide certain administrative, management and advisory services to the Company for an amount of $250,000 per year. SAS is the Commercial Manager of the Company and it is owned by Herbjorn Hansson and Andreas Ove Ugland. SAS owns as of December 31, 2003 indirectly through its owners 0.15% of the shares.

     Management fees expense was $250,000 for 2003, 2002 and 2001.

3.   REVENUE

     The table below illustrates the breakdown of the charter hire for the years ended December 31, 2003, 2002 and 2001:

          Year                      2003            2002            2001
     ----------------------------------------------------------------------
     Base Hire                   14,782,500      14,782,500      14,782,500
     Additional Hire             22,588,256       3,275,489      13,577,068
     ----------------------------------------------------------------------
     Total                       37,370,756      18,057,989      28,359,568
     ======================================================================

4.   VESSELS

     All Vessel                                    2003          2002
     ----------------------------------------------------------------------

     Aquisition cost 1997                         170,775,970   170,775,970
     Accumulated depreciation as of December 31    42,694,045    35,863,005
     ----------------------------------------------------------------------
     Book value as of December 31                 128,081,925   134,912,965
     ======================================================================

     The long term assets consist of three suezmax oil tankers built in 1997. Depreciation is calculated on a straight-line basis over the estimated lifetime of 25 years. The basis for the depreciation is the actual cost price of the vessels in 1997, i.e. $170,775,970 in total for the three vessels.

5.   ADMINISTRATIVE EXPENSES

                                               2003       2002       2001
     ----------------------------------------------------------------------

     Management fee                           250,000    250,000    250,000
     Directors and officers insurance         101,666     86,667     72,333
     Other fees and expenses                  116,421     90,381     31,406
     ----------------------------------------------------------------------

     Total administrative expenses            468,087    427,048    353,739
     ======================================================================

6.   LONG-TERM DEBT

     In 1998, the Company entered into a loan agreement for $30 million with Den norske Bank ASA, Oslo (DnB). The loan falls due in full at expiration of the BP contract in 2004. Interest payments are based on the variable rate of LIBOR plus 0.525% margin, approximately 1.665% at December 31, 2003. Accrued interest at December 31, 2003 and 2002 was $38,322 and $215,466 respectively. The Company has pledged the vessels as collateral. In association with the loan the Company must meet certain financial covenants. The main covenants are associated with change in ownership, new contracts or change in existing contracts, minimum value adjusted equity and minimum liquidity.

     The Company pays an annual agency fee of $10,000 to DnB in connection with the loan.

     Interest on all long-term borrowings is variable, therefore the carrying amount of the debt approximates its fair value.

     The Company has entered into an interest swap agreement with DnB, enabling the Company to pay a fixed interest on the loan of 5.80% annually for the next two years. The swap agreement terminates on the final repayment date of the Loan, i.e. the 4th quarter of year 2004. Interest on all long-term borrowings is variable, therefore the carrying amount of the debt approximates its fair value.

     The Company believes that it will be able to refinance this loan with DnB on similar terms.

     Prepaid finance costs

     In connection with the loan in 1998, the Company paid $86,875 in an arrangement fee and commitment fee. The fees will be amortized over the term of the Loan, i.e. with 1/6 every year from January 1, 1999.

7.   SHAREHOLDERS' EQUITY

     Par value of the common shares is $.01. At December 31, 2003 and 2002 the number of shares authorized, issued and outstanding was 9,706,606.

8.   DERIVATIVE INSTRUMENTS AND RISK MANAGEMENT

     The company is exposed to interest rate risk from its variable rate loan of $30 million. The company's risk management objective has been to lock in the interest payments on the loan. The company has entered into an interest rate swap where the company pays a fixed interest and receives a variable interest and has designated this swap as a cash flow hedge of the interest payments on the loan.

     Gains or losses on the interest rate swap designated as a cash flow hedge will be deferred to accumulated other comprehensive income and will be reclassified to earnings when the hedged interest payments are recognized. The amount of ineffectiveness recorded in 2003, 2002 and 2001 was immaterial. As of December 31, 2003 a loss of $1,150,000 is expected to be reclassified from accumulated other comprehensive income to earnings during the next twelve months. The maximum length of time that the company has hedged its exposure to variability in future interest payments is approximately 11 months as of December 31, 2003.

     The fair value of the swap was recorded as a liability of $1,150,000 and $2,016,000 at December 31, 2003 and 2002, respectively.

9.   CONCENTRATIONS

     The Company's charter revenues and accounts receivable are derived entirely from bareboat charters with one counterparty, BP Shipping Ltd.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Nordic American Tanker Shipping Limited (the "Company") desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending and similar expressions identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including our Annual Report on Form 20-F.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                                  (registrant)


Dated: May 20, 2004                     By: /s/ Herbjorn Hansson
                                            ----------------------------
                                            Herbjorn Hansson
                                            President and
                                            Chief Executive Officer